

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
Mr. David Brennan
Executive Director and CEO
AstraZeneca, Plc.
2 Kingdom Street
London W2 6BD

> **Re:** **AstraZeneca, Plc.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **File No. 1-11960**

Dear Mr. Brennan:

We have reviewed your July 1, 2011 response to our June 17, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 15.1: Annual Report and Form 20-F Information 2010
Business Review
Delivering our Strategy: Research and Development, page 26

1. We acknowledge your response to our comment two and request further information to understand your assertion that disclosure regarding the period of exclusivity that will be obtained if regulatory approval is obtained for pipeline products may be misleading. Assume approval to launch the drug was received as of December 31, 2010 and please provide us the following information for each line extension product on page 206 for those extensions that have not been launched in the US, EU, Japan or in an emerging market, and for any three Phase III/registration compounds on page 207 that have not been launched in the US, EU, Japan or in an emerging market:
   - The remaining years or exclusivity of the lastest-to-expire existing patent that protects the product;

- The nature of and number of years of regulatory exclusivity available in excess of the remaining years of the patent in the first bullet;
- How each year beyond December 31, 2010, the assumed approval date, to get actual approval impacts the number of years in bullets one and two; and
- The nature of other significant factors, such as pending or anticipated patent applications, pediatric exclusivity extensions, etc., and how each could impact the number of years in the first two bullets.

In providing the above information:
- It is not necessary to provide the actual name of the product in your response to us; and
- It will suffice to address only one jurisdiction of the four jurisdictions (i.e. US, EU, Japan or emerging markets).

2. We acknowledge your response to our previous comment three. We acknowledge your representation from your March 11, 2011 response letter that you do not manage or monitor R&D expenditure on a project by project, therapy area or stage of completion basis. It is apparent based on your Financial Review disclosures on pages 83 and 88 explaining the variations in R&D expenses year over year that you track R&D expenses at project levels (e.g., costs incurred on TC-5214 and fostamatinib in the 2010 discussion), base technology (e.g., discussion of biologics in the 2009 disclosure) and stage of completion basis (e.g., discussion of late stage projects in both the 2010 and 2009 disclosures), even though you do not manage at this level. Please provide us proposed revised disclosure to be included in future periodic reports that provides quantification of where you expend your R&D effort. In this regard, a statement indicating that specified percentages of R&D expenses historically have been spent on discovery and preclinical studies, early-stage clinical trials and late-stage clinical trials may be sufficient to provide the context necessary for an investor to understand where you concentrate your resources considering that you manage R&D on a portfolio basis and that you used late-stage projects as partial explanation for the variation in R&D expenses in the last two years' Financial Reviews.

Financial Review, page 79

3. Please explain to us why you disclose on page 88 and on page 38 of your 2009 Annual Report that your core R&D expenditures for 2009 were 3% lower than 2008 when it appears that your $4,334 million core R&D expenditures for 2009 were 12.5% lower than the $4,953 million spent in 2008. Please tell us whether the factors you use to explain the 3% change are the same as those to explain the apparent 12.5% change and quantify for us the impact of each factor identified.

Notes to the Group Financial Statements
4 Taxation, page 149

4. We acknowledge your response and your proposed disclosure addressing our comment six. Please specify in your proposed disclosure which overseas jurisdictions are granted "special status" and taxed at a reduced rate and the length of time the "special status" will be in effect.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant